February 26, 2010

VIA EDGAR

Terrance O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-4631

RE:	TechPrecision Corporation Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 25, 2009 Form 10-Q for the Fiscal Quarter Ended September 30, 2009 File No. 51378

Dear Mr. O’Brien:

This letter is submitted on behalf of TechPrecision Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2009 (filed June 25, 2009) (the “Form 10-K”) and quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 (filed November 12, 2009) (the “Form 10-Q”), as set forth in your letter to the Company dated January 25, 2010. For reference purposes, the text of the comments contained in your letter dated January 25, 2010 has been reproduced herein (in bold), with the Company’s response below such comment.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

General
1.
We note GT Solar, your largest customer, cancelled the majority of its open purchase orders, reducing the total purchase commitment by approximately $16.8 million in April 2009.  In future filings please provide a quantified analysis of the impact on current periods and the expected impact on future operations from the cancellation of the purchase orders and other known material trends and uncertainties affecting future sales to this customer.  Your analysis should also address the potential impact on your ability to fund operations, service debt obligations, comply with covenants, use fund sunder lines of credit, etc.  Refer to Section 501.04 and 501.12 of the Financial Reporting Codification for guidance.

Company Response:

In future filings, we will provide a quantified analysis of the impact on current periods and the expected impact on future operations from material customer cancellations of purchase orders and other known material trends and uncertainties affecting future sales to our significant customers. Our MD&A will include a discussion of the known trends and uncertainties that have had a favorable or unfavorable material effect on revenue, operating income or net income and the relationship between revenue and the costs of the revenue. Also, we will disclose, if known, the range of likely effects on future results if certain events are reasonably likely to occur and would have a material effect.

Contractual Obligations, page 15

2.
To increase the transparency of cash flow, in future filings please revise your table on contractual obligations to include scheduled interest payments.  To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether to include estimates of future variable rate interest payments in the table or in a footnote to the table.  Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Company Response:

In future filings, we will revise our disclosure of contractual obligations to include scheduled interest payments and the underlying assumptions used to determine estimates of future variable rate interest payments.

Note 12 – Capital Stock, page F-21

3.
In future filings, please disclose the number of common shares underlying shares of preferred stock outstanding at the end of the period, based on the current conversion rate (i.e. the number of common shares the preferred stock is convertible into).  Also, please disclose the number of warrants outstanding as of the end of the period.  Please provide us with a detailed schedule supporting your diluted EPS calculation for the year ending March 31, 2009, and the six months ending September 30, 2009.

Company Response:

In our future filings we will disclose the number of common shares underlying shares of preferred stock outstanding at the end of the period, based on the current conversion rate, and the number of warrants outstanding at the end of the period.  Further, in Footnote # 10, “Capital Stock”, included in our recent Form 10-Q for the fiscal quarter ended December 31, 2009, filed with the commission on February 16, 2010, we included the following disclosure:

Based on the current conversion ratio, there were 12,629,489 common shares underlying the Series A Convertible Preferred Stock as of December 31, 2009. At December 31, 2009, the Company had 112,500 warrants issued and outstanding.

The following tables provide a detailed calculation for the diluted earnings per share (EPS) calculation for the year ending March 31, 2009, and the six months ending September 30, 2009:

TECHPRECISION CORPORATION
COMPUTATION OF EARNINGS PER SHARE
For the YEAR END 3/31/2009

NET INCOME					$ 5,928,991	A
EPS BASIC					$ 0.43	D=(A/B)
EPS FULLY DILUTED					$ 0.23	E=(A/C)
AVG. STOCK PRICE					$ 1.73	F

COMPUTATION OF		Period		Common.	Weighted
WEIGHTED AVG.		outstanding	Weight	Shares	Shares
NUMBER OF SHARES	3/31/2008	365.00	100.0%	12,572,995	12,572,995
Conversion of warrants	4/24/2008	341.00	93.4%	60,000	56,055
Conversion of warrants	4/25/2008	340.00	93.2%	50,000	46,575
Conversion of warrants	4/28/2008	337.00	92.3%	280,000	258,521
Conversion of preferred	6/10/2008	294.00	80.5%	125,000	100,685
Conversion of preferred	6/13/2008	291.00	79.7%	200,000	159,452
Conversion of preferred	6/23/2008	281.00	77.0%	125,000	96,233
Conversion of preferred	6/30/2008	274.00	75.1%	25,000	18,767
Conversion of preferred	6/30/2008	274.00	75.1%	248,000	186,170
Conversion of preferred	7/23/2008	251.00	68.8%	183,000	125,844
Conversion of preferred	10/1/2008	181.00	49.6%	38,518	19,101
WGT AVG SHS BASIC				13,907,513	13,640,397	B
DILUTIVE SHARES					12,103,760
WGT AVG SHS DILUTED					25,744,157	C

	A	B	(A+B) =C	D	(D x C) = E	F	I	(E/F) = G	((C-G)*I) =H
COMPUTATION OF	4/1/2008	Granted	Available	Exercise	Treasury	12 Mos. Avg	Days O/S	Equivalent Treasury	Dilutive
DILUTIVE SHARES		(Exercised)	Balance	Price	Proceeds	Market Price	Weight	shares	shares
Options 2006, 2007	371,659		371,659	0.285	105,923	1.7304	100%	61,212	310,447
Options 3/23/2009		150,000	150,000	0.490	73,500	1.7304	2%	42,475	2,151
Options 10/1/2008		22,500	22,500	1.310	29,475	1.7304	50%	17,033	2,733
Warrants 9/1/2007	112,500		112,500	1.400	157,500	1.7304	100%	91,018	21,482
Warrants 2/24/2006	4,100,000	(390,000)	3,710,000	0.436	1,617,746	1.7304	100%	934,878	2,775,122
Warrants 2/24/2006	5,610,000		5,610,000	0.654	3,669,361	1.7304	100%	2,120,485	3,489,515
Preferred Stk 2/24/2006	7,018,064	(722,556)	6,295,508	0.218	1,372,578	1.7304	100%	793,198	5,502,309
									12,103,760

In connection with our review of the Company’s EPS calculation, several nominal line item calculation errors were revealed in the supporting excel spreadsheets used to calculate the dilutive shares for purposes of the financial statements prepared for the year ended March 31, 2009 and for the six months ended September 30, 2009.

For the year ended March 31, 2009, there were 390,000 warrants and 722,556 preferred shares whose period outstanding was miscalculated.  The correction added 180,891 dilutive shares, increasing the calculated fully diluted weighted average number of shares outstanding to 12,284,651:

3/31/2009	A	B	C	D	(D x C) = E	F	I	(E/F) = G	((C-G)*I) =H
COMPUTATION OF	Conversion		Available	Exercise	Treasury	12 Mos. Avg	Days O/S	Equivalent Treasury	Dilutive
DILUTIVE SHARES	Date	Exercised	Balance	Price	Proceeds	Market Price	Weight	shares	shares
Weighted Average shares as reported:									12,103,760
Conversion of warrants	4/24/2009	60,000	60,000	0.43605	26,163	1.730435	24/365	15,119	2,951
Conversion of warrants	4/25/2009	50,000	50,000	0.43605	21,803	1.730435	25/265	12,599	2,562
Conversion of warrants	4/28/2009	280,000	280,000	0.43605	122,094	1.730435	28/365	70,557	16,067
Conversion of preferred	6/10/2008	95,625	95,625	0.21800	20,846	1.730435	71/365	12,047	16,258
Conversion of preferred	6/13/2008	153,000	153,000	0.21800	33,354	1.730435	74/365	19,275	27,111
Conversion of preferred	6/23/2008	95,625	95,625	0.21800	20,846	1.730435	84/365	12,047	19,234
Conversion of preferred	6/30/2008	19,125	19,125	0.21800	4,169	1.730435	91/365	2,409	4,167
Conversion of preferred	6/30/2008	189,720	189,720	0.21800	41,395	1.730435	91/365	23,901	41,341
Conversion of preferred	7/23/2008	139,995	139,995	0.21800	30,519	1.730435	114/365	17,637	38,216
Conversion of preferred	10/1/2008	29,466	29,466	0.21800	6,424	1.730435	184/365	3,712	12,983
Weighted Average shares as corrected:									12,284,651

For the six months ended September 30, 2009, there were only 6,295,508 shares of preferred stock outstanding for 100% of the period, not 7,018,064 shares as reported when the financial statements were prepared. Also, the period outstanding for 20,000 options exercised on August 20, 2009 was miscalculated. These corrections reduced the weighted average number of fully dilutive shares by 457,190 to 19,473,048 from 19,930,238, as reported:

9/30/2009	A	B	C	D	(D x C) = E	F	I	(E/F) = G	((C-G)*I) =H
COMPUTATION OF	Conversion		Available		Treasury	12 Mos. Avg	Days O/S	Equivalent Treasury	Dilutive
DILUTIVE SHARES	Date	Exercised	Balance	Exercise Price	Proceeds	Market Price	Weight	shares	shares
Weighted Average shares as reported:									19,930,238
Less: Options exercised as reported	8/20/2009	20,000	20,000	0.285	5,700	0.6056	51/183	9,412	2,951
Plus: Options exercised as revised	8/20/2009	20,000	20,000	0.285	5,700	0.6056	142/183	9,412	8,216
Less: Preferred stock as reported	4/1/2008		7,018,064	0.218	1,529,938	0.6056	183/183	2,526,318	4,491,746
Plus: Preferred stock as reported	4/1/2009		6,295,508	0.218	1,372,421	0.6056	183/183	2,266,217	4,029,291
Total shares as corrected									19,473,048

The impact on earnings per share (EPS) basic and fully-diluted and the weighted average number of shares and dilutive shares is summarized in the table below:

	3/31/2009 As Reported	3/31/2009 As Corrected	9/30/2009 As Reported	9/30/2009 As Corrected
Net income	$5,928,990	$5,928,990	$1,195,889	$1,195,889
Net income per share (basic)	$0.43	$0.43	$0.09	$0.09
Net income per share (fully diluted)	$0.23	$0.23	$0.06	$0.06
Weighted average number of shares outstanding (basic)	13,640,397	13,640,397	13,912,012	13,912,012
Dilutive shares	12,103,760	12,284,570	6,018,226	5,561,036
Weighted average number of shares outstanding (fully diluted)	25,744,157	25,924,967	19,930,238	19,473,048

The impacts on net income per share fully diluted for the periods ended March 31, 2009 and September 30, 2009 were $0.000 and $0.001, respectively.

None of the above adjustments to the dilutive shares calculation rises to a level of materiality for correction of an error not involving an accounting principle, as provided under FASB ASC 250, Accounting Changes and Error Corrections. As such, we will make the appropriate corrections to the Statement of Operations and related footnotes prospectively for comparable periods in future filings on Forms 10-Q and 10-K.

When assessing materiality, we looked at both quantitative and qualitative factors. On a quantitative basis, the impact on earnings per share for the year ended March 31, 2009 and for the six months ended September 30, 2009 were $0.000 and $0.001, respectively.  This is equal to 0% and 1.7% of reported net income per share on a fully diluted basis for the reported periods.

Qualitatively, we looked at materiality in light of where the affected amount appears in the financial statements, i.e. disclosure in the Statement of Operations and the related footnotes. Considering the perspective of a reasonable person, we believe the corrections are not material and there is not a substantial likelihood that a reasonable person, relying on the financial reports, would have been influenced by the restatement of this item.

As a result of the above events, beginning with the FY 2010 year end on March 31, 2010, management will implement an additional layer of review controls and procedures for the reconciliation of common and preferred shares outstanding, the calculation of dilutive shares and the number of weighted average diluted shares. These controls and procedures should provide reasonable assurance that management and employees, in the normal course of performing their assigned functions, will be able to present, detect and correct accounting errors related to the weighted average shares calculations on a timely basis. We expect that these controls and procedures will improve the accuracy and timely performance for the preparation, review and approval of financial statements and related disclosures with the retention of supporting documentation.

Exhibit 23.1

4.	It appears your consent should be dated June 24, 2009, rather than June 24, 2008. Please amend your filing to provide a properly dated consent from your auditors.

Company Response:

We have filed our amended Form 10K/A with the SEC on February 26, 2010.  This amendment corrects the clerical error that previously misdated the consent and properly dates the consent as of June 24, 2009.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 22

5.
We note that you identify the components that resulted in a significant decrease in your cash flows from operations for the six months ended September 30, 2009.  In future filings please expand this disclosure to discuss the underlying reasons for changes in these components, with specific discussions for accounts receivable, cost incurred on uncompleted contracts, accounts payable, accrued expenses and customer advances.

Company Response:

We have expanded our disclosure under Liquidity and Capital Resources for components that resulted in significant differences in our Form 10-Q for the fiscal quarter ended December 31, 2009 filed with the SEC on February 16, 2010. Our disclosure discusses the underlying reasons for the changes in accounts receivable, costs incurred on uncompleted contracts, prepaid expenses, accounts payable, accrued expenses and progress billings, as follows:

Cash used in operations was $1.4 million for the nine months ended December 31, 2009 as compared with cash provided by operations of $4.3 million for the nine months ended December 31, 2008. The decrease in cash flows from operations is the result of a significant reduction in customer orders and net income year-over-year, and cash payments made for estimated federal and state taxes. Order backlog at December 31, 2009 is $15.7million compared with $40 million at December 31, 2008. As of January 31, 2010, the Company’s order backlog had increased to $18.1 million principally due to a $3.8 million order from GT Solar on January 19, 2010.  Accounts receivable and costs incurred on uncompleted contracts have increased since March 31, 2009 reflecting a small incremental increase in sales and customer orders recorded since the first quarter. Prepaid expenses have decreased since March 31, 2009 as certain prepaid materials and services were transferred to inventory and consumed in production, offset in part by cash payments made for taxes. Accounts payable and accrued expenses reflect a decrease in purchase activity due to lower customer orders over the nine month period and a recent reduction in accrued compensation because of reduced factory headcount. Progress billings have decreased since March 31, 2009 primarily reflecting the revenue recognized in connection with the materials transferred to GT Solar as part of their April 2009 order cancellation.

Item 4T – Controls and Procedures, page 23

6.
In your Forms 10-Q for June 30, and September 30, 2009, you disclose that your management concluded that disclosure controls and procedures were effective “to ensure that information required to be disclosed by us… is recorded, processed, summarized and reported with the time periods specified in Securities and Exchange Commission rules and forms.”  This is only part of the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).  Please tell us whether your officers also concluded your disclosure controls and procedures were effective at each evaluation date to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  In future filings, please include the entire definition of disclosure controls and procedures or omit the partial definition and refer to the rule.

Company Response:

As further described below, the Company’s officers concluded that our disclosure controls and procedures were effective at each evaluation date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  We have included the entire definition of disclosure controls and procedures in our Form 10-Q for the fiscal quarter ended December 31, 2009, filed with the SEC on February 16, 2010 and will incorporate the entire definition into future filings.  The entire text of the disclosure appears as follows:

As of December 31, 2009, we carried out an evaluation, under the supervision and with the participation of management, including our interim chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).

Disclosure controls and procedures are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, our interim chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009, to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and is accumulated and communicated to management, including our interim chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

*    *    *    *

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K and Form 10-Q.  Please do not hesitate to contact the undersigned or Richard F. Fitzgerald, the Company’s Chief Financial Officer, at (302) 656-7580, if you have any questions regarding this letter.

Sincerely,

/s/ Louis A. Winoski
Louis A. Winoski
Chief Executive Officer
TechPrecision Corporation

cc:           Ms. Tracey McKoy (SEC Division of Corporate Finance)
Mr. Richard F. Fitzgerald (TechPrecision Corporation)
Mr. William A. Scari, Jr. (Pepper Hamilton LLP)